Exhibit 1
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                                   [DESC Logo]


                             NOTICE TO SHAREHOLDERS


                               DESC, S.A. DE C.V.



The Annual General Ordinary and Extraordinary Shareholders Meeting of DESC, S.A. de C.V., held on April 25, 2002, resolved to exchange the stock certificates that are currently outstanding for a new stock certificates issuance, considering that the coupons of the outstanding certificates have been almost used in their entirety. The new stock certificates will have coupons numbered from 16 to 24.

The aforementioned exchange shall be carried out against the delivery of the currently outstanding stock certificates with coupon 15, during business hours and business days, at the Company's Treasury, located on the 27th floor of Paseo de los Tamarindos 400-B, Col. Bosques de las Lomas, Mexico, Distrito Federal, commencing on May 15, 2002. The company shall directly exchange the stock certificates deposited with S.D. Indeval S.A. de C.V. Company for Stock Deposits.



                 Mexico City, Federal District, May 13th, 2002.


                            /s/ Ernesto Vega Velasco


                              ERNESTO VEGA VELASCO
                       Secretary of the Board of Directors